SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
2 February to 2 March 2017

DATE	DETAIL

1 March 2017	Total Voting Rights

24 February 2017	Holding(s) in Company

14 February 2017	Transaction in own shares

13 February 2017	Transaction in own shares

10 February 2017	Transaction in own shares

9 February 2017	Transaction in own shares

9 February 2017	Director/PDMR Shareholding

8 February 2017	Transaction in own shares

7 February 2017	Transaction in own shares

6 February 2017	Transaction in own shares

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

6 February 2017: Share Buy-back Programme
16 February 2017: Board Appointment